Altra Holdings, Inc. 300 Granite Street, Ste 201 Braintree, MA 02184 Tel 781.917.0600 Fax 781.843.0709

December 16, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Dietrich King
Phone: (202) 551-3338
Re:	Altra Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed December 7, 2009 File No. 333-162511
Dear Mr. King:
     With respect to the comment contained in the staff’s comment letter dated December 10, 2009, the response of Altra Holdings, Inc. (the “Company”) to such comment is set forth below. Simultaneously with the filing of this letter, we are filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement originally filed by the Company on October 15, 2009 and amended by Amendment No. 1 filed by the Company on December 7, 2009. A clean courtesy copy of Amendment No. 2, including exhibits, and a marked copy of Exhibit 5.1 showing the changes you have requested, have been sent to you via FedEx.
Exhibit 5.1 — Legality Opinion of Holland & Knight LLP
1.	Comment: We note your response to comment 15 in our letter dated November 10, 2009 and counsel’s revised opinion. With respect to the depositary shares, counsel’s opinion provides that the shares will be validly issued but counsel’s opinion does not provide that the shares will entitle the holders thereof to the rights specified in the depositary agreement. Please have counsel revise its opinion to also provide that the shares will entitle the holders thereof to the rights specified in the depositary agreement.
     The opinion of counsel with respect to the depositary shares has been revised to also provide that the depositary shares will entitle the holders thereof to the rights specified in the depositary agreement. Please see pages 4-5 of Exhibit 5.1 to Amendment No. 2.
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Dietrich King
United States Securities and Exchange Commission
December 16, 2009

     Please contact us if you feel we have not answered your inquiry in full and advise us of any further actions on our behalf.

Best regards, Altra Holdings, Inc.
/s/ Glenn E. Deegan
Name:	Glenn E. Deegan
Title:	Vice President, Legal & Human Resources, General Counsel and Secretary